                                                                   Exhibit A(7)

FOR IMMEDIATE RELEASE:


        CONTACT:
         HASBRO:  Wayne S. Charness (News Media)          401-727-5983
                  Renita E. O'Connell (Investor Relations)401-727-5401

         GALOOB:  Kathleen R. McElwee                     650-952-1678 x2210


       HASBRO ANNOUNCES DEFINITIVE AGREEMENT TO ACQUIRE GALOOB TOYS, INC.


         Pawtucket, RI (September 28, 1998) - Hasbro, Inc. [ASE:HAS] announced today that it has entered into a definitive agreement to acquire Galoob Toys, Inc. [NYSE:GAL], an international toy manufacturer whose leading brands include Micro Machines(R) miniature-scale boys' toys, Star Wars(TM) small-scale figures and vehicles, Spice Girls(TM) fashion dolls, and Pound Puppies(R) mini-dolls. The purchase price is $12 per common share of Galoob, payable in cash, for a total transaction value of approximately $220 million. Closing is expected in the fourth quarter of 1998.

         "Galoob is a tremendous addition to our rich brand portfolio," said Alan G. Hassenfeld, Chairman and CEO of Hasbro, Inc. "This acquisition will allow us to build critical mass worldwide in the fast-growing vehicles category by combining our popular Winner's Circle(TM) racing cars with Galoob's highly successful Micro Machines(R). We are also excited about adding Galoob's tremendously popular Spice Girls(TM) line to our portfolio," Hassenfeld continued.

         "In addition, the combination of Galoob's Star Wars(TM) small-scale figures and vehicles license with Hasbro's extensive Star Wars(TM) license will allow us to further develop this global brand franchise," Hassenfeld added.

                                     -more-

Page Two

         By fully integrating the worldwide operations of Galoob into Hasbro, the Company expects to achieve economies of scale and cost savings in a variety of areas including product sourcing, manufacturing, marketing, advertising and administrative support functions. Hasbro expects the transaction will be modestly dilutive to earnings in 1998 and accretive beginning in 1999.

         Mark D. Goldman, President and Chief Executive Officer of Galoob, said, "We are excited about joining Hasbro. Hasbro's global reach and resources will enormously expand the potential of Galoob's brands, especially Star Wars(TM) and Micro Machines(R)."

         The merger agreement with Galoob calls for a wholly owned subsidiary of Hasbro to commence a tender offer no later than October 2, 1998 for all of Galoob's approximately 18 million outstanding common shares. The offer will be conditioned upon, among other things, the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the tender of a majority of the common shares outstanding on a diluted basis of Galoob. Following the consummation of the offer, Hasbro's subsidiary will be merged with Galoob and any remaining Galoob common shares will be converted into the right to receive $12 per share in cash.

         Founded in 1957, Galoob Toys' current product categories include miniature vehicles, led by Micro Machines(R); entertainment-based toys, led by Star Wars(TM); mini-dolls, comprised of the number one mini-doll brand in 1997, Pound Puppies(R); newly introduced authentic military vehicles, figures and playsets led by Battle Squads(TM); a series of Titanic collector fashion dolls and celebrity-based fashion dolls. The Company's first celebrity fashion doll offering is the highly successful Spice Girls(TM) line based on the British pop group. Micro Machines(R) is the most comprehensive line of miniature scale toys for boys in the world, embracing traditional vehicle, military and male action play patterns. Now in its eleventh successful year, the brand has generated over $1 billion in retail sales in the U.S. alone.

                                     -more-

Page Three

         Hasbro, Inc. is a worldwide leader in the design, manufacture and marketing of toys, games, interactive software, puzzles and infant products. Both internationally and in the U.S., its Playskool(R), Kenner(R), Tonka(R), OddzOn(R), Super Soaker(R), Milton Bradley(R), Parker Brothers(R), Tiger(TM) and Hasbro Interactive(TM) products, provide children and families with the highest quality and most recognizable toys and games in the world.

         Galoob Toys, Inc. designs, develops, markets and sells high quality toys worldwide. For more information about the Company and its products, visit Galoob's World Wide Web site at http://www.galoob.com.

HASBRO: Certain statements contained in this release contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. The Company's actual actions or results may differ materially from those expected or anticipated in the forward-looking statements. Specific factors that might cause such a difference include, but are not limited to, the timely manufacture and shipping by the Company of new and continuing products and their acceptance by customers and consumers in a competitive product environment; economic conditions and currency fluctuations in the various markets in which the Company operates throughout the world; the continuing trend of increased concentration of the Company's revenues in the second half and fourth quarter of the year, together with increased reliance by retailers on quick response inventory management techniques, which increases the risk of underproduction of popular items, overproduction of less popular items and failure to achieve tight and compressed shipping schedules; the impact of competition on revenues, margins and other aspects of the Company's business; third party actions or approvals that could delay, modify or increase the cost of implementation of, the Company's Global Integration and Profit Enhancement program; and the risk that anticipated benefits of acquisitions may not occur or be delayed or reduced in their realization. The Company undertakes no obligation to make any revisions to the forward-looking statements contained in this release or to update them to reflect events or circumstances occurring after the date of this release.

                                       ###